UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreements

On October 11, 2022, Jowell Global Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with five purchasers identified on the signature page thereto (the “Purchasers”) which are the product distributors and business partners of the Company in China. Pursuant to the Purchase Agreement, the Company will sell to the Purchasers in a registered direct offering, an aggregate of 2,576,600 ordinary shares (the “Shares”) of the Company, par value $0.0001 per share at a purchase price of $1.40 per share, for aggregate gross proceeds to the Company of $3,607,240, before deducting estimated offering expenses payable by the Company.

The Shares are being offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 previously filed with the U.S. Securities and Exchange Commission and declared effective on August 31, 2022 (File No. 333-264109) (the “Registration Statement”).

The form of Purchase Agreement is filed as Exhibits 10.1 to this Current Report on Form 6-K. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by form of Purchase Agreement, which is incorporated herein by reference.

This Current Report on Form 6-K is incorporated by reference into the Registration Statement.

EXHIBIT INDEX

Number	Description of Exhibit
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: October 12, 2022	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

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